FOIA confidential treatment
request pursuant to Rule 83 by
Masco Corporation
November 19, 2008
Via Edgar Transmission (Corresp.)

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0404
Re: Masco Corporation
       Form 10-K for the year ended December 31, 2007
       Filed February 22, 2008
       File No. 1-5794
Dear Mr. Hartz:
I am writing to respond to your comment letter dated November 4, 2008, relating to the captioned filing.
For reasons of business confidentiality, in a separate letter dated the date hereof, Masco Corporation requests that the information in Appendix 1 to this letter not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.F. 200.83) of the Rules of Practice of the Commission and in compliance with the procedures outlined in the Staff’s Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001) a complete copy of this letter is being provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system.
Form 10-K for the fiscal year ended December 31, 2007
Business, page 2
Additional Information, page 6
1.	We note your disclosures in response to comment 1 of our November 26, 2007 letter. We further note your risk factor disclosure captioned “Government and industry responses to environmental and health safety concerns could impact our capital expenditures and operating results” on page 9. Because of the nature of your business, the discussion related to the laws and regulations regarding the environment and work safety appear limited. In future filings, please consider expanding your disclosure in accordance with item 101 (c) (1) (xii) of Regulation S-K.
Response: In future filings, in response to item 101(c)(1)(xii) of Regulation S-K, the Company will include additional information regarding the effect of compliance with environmental regulations on capital expenditures, earnings and competitive position of the Company, where material, including clarifying the segment to which any of these matters is particularly significant. An example of such disclosure follows:
The Company is subject to laws and regulations relating to the protection of the environment. The Company accrues for expenses associated with environmental remediation obligations in accordance with generally accepted accounting principles. In addition to responsibilities relating to environmental remediation, the Company’s businesses are subject to other requirements regarding protection of the environment and worker health and safety. Examples include the Cabinet and Related Products segment, which is subject to laws and regulations relating to formaldehyde emissions which may impact the manufacturing process for particleboard as well as requirements relating to the emission of volatile organic compounds which may require special equipment to be installed in manufacturing facilities; the Decorative Architectural Products segment is subject to laws and regulations relating to volatile organic compounds which may require, from time to time, the reformulation of paint products; and the Plumbing Products segment which is subject to restrictions on lead content in some of its plumbing products. The Company monitors applicable laws and regulations relating to the protection of the environment and worker health and safety, and incurs ongoing expense relating to compliance. Compliance with the federal, state and local regulations relating to the discharge of materials into the environment, or otherwise relating to the protection of the environment and worker health and safety, is not expected to result in material capital expenditures by the Company or to have a material adverse effect on the Company’s earnings or competitive position.
Liquidity and Capital Resources, page 23
2.	We note your statement that your growth has been funded, in part, by your long-term bank debt and the issuance of notes. Given this reliance on debt, please revise future filings to include a more specific and comprehensive discussion regarding how debt availability and scheduled repayments have impacted your operations and what the impact may be in the future.
Response: The Company in future filings will include a more specific and comprehensive discussion regarding how debt availability and scheduled repayments have impacted our operations and what the impact may be in the future. In light of the increasing importance of disclosure regarding liquidity and capital resources, we expanded such disclosure in the MD&A in our 10-Q for the third quarter 2008 (under “Other Financial Information”) to include the following:
     The Company’s cash and cash investments increased to $1,030 million at September 30, 2008 from $853 million on June 30, 2008 and $922 million at December 31, 2007. On October 15, 2008, the Company utilized $100 million of these funds to retire its 5.75% Notes at their maturity. The Company has no further scheduled maturities of its long-term indebtedness until March 2010 when $300 million of its Floating Rate Notes become due.
     The Company’s cash and cash investments consist of overnight interest bearing money market demand and time deposit accounts, money market mutual funds and government securities. While the Company attempts to diversify these investments in a prudent manner to minimize risk, it is possible that the recent global turmoil in the financial markets could result in failures of additional financial institutions or other events and thereby affect the security or availability of these investments.
     The Company has no borrowings outstanding under its $2 billion revolving credit facility expiring in 2011 and has no current plans to utilize this facility. In light of the recent financial market turmoil, the Company has confirmed with JPMorgan Chase Bank, the agent for this facility, that the obligations of Merrill Lynch and Wachovia Bank, as participating lenders under this facility, will be assumed by Bank of America and Wells Fargo Bank, respectively, upon completion of the proposed transactions to combine these entities. Both Bank of America and Wells Fargo Bank were already participating lenders under the Company’s credit facility.
     The 5-Year Revolving Credit Agreement contains limitations on additional borrowings; at September 30, 2008, the Company had additional borrowing capacity, subject to availability, of up to $1.5 billion. The 5-Year Revolving Credit Agreement also contains a requirement for maintaining a certain level of net worth; at September 30, 2008, the Company’s net worth exceeded such requirement by $900 million.
3.	With a view towards future disclosure, please clarify if there are any items, other than the net worth requirement, that may impact the availability on your 5-Year Revolving Credit Agreement.
Response: The covenants related to the 5-Year Revolving Credit Agreement are as follows:
The two financial covenants in the Company’s 5-Year Revolving Credit Agreement consist of a required minimum net worth and a maximum debt to capitalization ratio. At September 30, 2008 the Company had approximately $900 million of net worth in excess of the required minimum net worth amount and had the capacity under the debt to capitalization ratio to incur an additional $1.5 billion of bank debt. In order to borrow under this facility, there must not be any defaults in the Company’s covenants in the credit agreement (i.e., in addition to the two financial covenants, principally limitations on subsidiary debt, negative pledge restrictions, legal compliance requirements and maintenance of insurance) and the Company’s representations and warranties in the credit agreement must be true in all material respects on the date of borrowing (i.e., principally no material adverse change or litigation likely to result in a material adverse change, no material ERISA or environmental non-compliance and no material tax deficiency). The Company has annually disclosed in its Form 10-K under “Liquidity and Capital Resources” in its Management’s Discussion and Analysis of Financial Condition and Results of Operation its capacity to incur additional bank debt under its credit facility and the amount of excess net worth over the minimum amount required. In addition in its disclosure in MD&A Other Financial Information in the Form 10-Q for the period ended September 30, 2008 the Company disclosed the availability of borrowings of up to $1.5 billion.

4.	With a view towards future disclosure, please provide us with a comprehensive discussion of the terms of significant covenants within your notes and debentures and tell us if you were in compliance with such covenants during the periods presented. In addition, please revise future filings to include a tabular presentation of your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. Such disclosures should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.
Response: The only financial-related covenants in the Company’s outstanding notes and debentures are restrictions on the Company’s ability to pledge certain of its assets or engage in sale and lease-back transactions. The Company has been and remains in full compliance at all times with these covenants and, since a violation would only occur if the Company were affirmatively to take action inconsistent with these restrictions, the likelihood of default in these covenants is remote.

Form 10-Q for the quarterly period ended September 30, 2008
Notes to Condensed Consolidated Financial Statements
Note E., page 10
5.	Given your significant goodwill balance as well as your overall decrease in revenues, operating profit and certain operating profit margins, please provide us with a more specific and comprehensive discussion of what consideration you have given to whether your goodwill balance has been impaired. Such discussion should include more detailed information regarding how you determine your reporting units as well as how you have evaluated the current market conditions and potential liquidity concerns in your impairment analysis. A particular focus on your Installation and Other Services segment should be included given this segment’s high goodwill balance and low operating profit margins. Please also provide us with a view towards future disclosure related to these matters.
Response: The Company determines its reporting units in accordance with FAS 142, paragraph 30 which is equivalent to our operating segments and represents the lowest level which constitutes a business and for which discrete financial information is available and segment management regularly reviews the operating results.
In accordance with FAS 142 paragraphs 18-21, the Company tests for goodwill impairment on an annual basis in the fourth quarter of each year using a discounted cash flow model. This review coincides with the annual budget and 5-year projection review performed by executive management. In accordance with FAS 142, we also test for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount (a triggering event). Examples of such events or circumstances include:
a.	A significant adverse change in legal factors or in the business climate

b.	An adverse action or assessment by a regulator

c.	Unanticipated competition

d.	A loss of key personnel

e.	A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of

f.	The testing for recoverability under Statement 144 of a significant asset group within a reporting unit

g.	Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.
The Company considered the above indicators, the current and longer-term operating performance of its reporting units and the significant amount of positive cash flows from operations generated in 2008 and determined that a triggering event had not occurred. In addition, when the annual goodwill impairment analysis was completed in late 2007, the five year forecasts used included the expected, and ultimately realized, 2008 decline in the new home construction industry in the United States of approximately thirty percent. The five-year forcasts included declines in retail and repair/remodel trends and European market conditions applicable to its numerous reporting units. As a result the Company recognized a $177 million impairment of goodwill for certain European reporting units in 2007. In all other cases, including those business units dependent upon the new home construction industry, the annual goodwill impairment test reflected fair value of the reporting unit in excess of its carrying value.

The Company’s reporting units associated with the new home construction industry in the United States, including those in the Installation and Other Services segment, have experienced lower operating results in 2008. These lower operating results stem primarily from the decrease in revenue as a result of the anticipated decline in new home construction as well as costs and charges incurred in 2008 related to headcount reductions, facility closures and the under absorption of fixed costs. We believe there has not been a fundamental change to the long-term outlook for the new home construction industry as this industry has historically shown that it is cyclical and the declines being experienced today, while significant and exacerbated by the recent turmoil in the financial and credit markets, are not without historical precedent as evidenced by the fluctuations in housing starts over the last 40 years. In addition, the Company’s past history shows that these reporting units generate significant profitability in a normal market and we believe, when the new home construction industry rebounds, they will again generate significant profitability.
The reporting units associated with the retail and repair/remodel business have also been impacted by the decline in housing starts, general economic conditions in the United States economy and in the sales of existing homes. The Company traditionally sees purchasers of existing homes undertake remodeling projects 12 to 18 months after purchasing a home. With the decline in existing home sales as well as the decline in existing home values, less repair/remodel work is being done. This segment of the housing market however has historically been less prone to severe declines when viewed over the last 25 years which encompasses both housing downturns and recessions and the recent declines are considered temporary.
Note G., page 10
6.	Given overall market declines as of September 30, 2008, please provide us with a specific and comprehensive discussion regarding how you determined that there were no indicators of impairment or identified events or change in circumstances related to $137 million of your private equity investments and that these investments did not need to be evaluated for impairment. In addition, in order for us to more fully understand the nature of these investments, please suppplementally provide us with a detailed listing of these investment and their respective carrying values.
Response: The Company reviews its private equity portfolio, consisting of 48 private equity funds on a quarterly basis. We have a consistent past history of recording impairment charges on our private equity funds when events or circumstances have arisen which indicated impairment may exist. This is evidenced by the $7 million of impairment charges recorded during the first half of 2008 and the $10 million, $40 million and $15 million recorded throughout the years ended December 31, 2007, 2006 and 2005, respectively.
Each quarter, the Company’s portfolio manager responsible for the private equity investments performs a review of all the communications issued by each funds’ general partner, including the quarterly and annual reports, to understand if any events or circumstances have changed which might indicate that an impairment exists. The Company has a mature private equity portfolio and the risk of impairment is significantly lower for a mature fund. The review of private equity funds also includes an analysis of the individual portfolio companies, including number of investments, size of the individual investments made by the fund in relation to the size of the total fund and information available in the public domain or through discussions with the respective fund’s general partner. The impairment factors considered in analyzing fund investments are: a significant deterioration in performance, asset quality or business prospects; a significant change in the regulatory, economic or technological environment in which the business operates; a significant adverse change in the general market conditions or geographic area in which the investment operates; and any bona fide offers to purchase the investment for less than carrying value. If a fund has a significant number of publicly traded investments, an analysis is performed to determine if declines in the market prices are temporary or other-than-temporary where an impairment charge should be recognized. The review and analysis performed by the portfolio manager culminates with a review each quarter by a committee comprised of senior financial executives of the Company, to determine if any impairment charges are required. During 2008 this process resulted in $7 million of impairment charges and the remaining $137 million of private equity investments not having impairment indicators and thus not requiring further analysis.
Appendix 1 to this letter contains a listing of our private equity investments including their respective carrying values.
Note M., page 16
7.	With a view towards future disclosure, please tell us if liquidity concerns may delay repurchases of your common stock.
Response: The Company disclosed in its current Form 10-Q that it had purchased one million shares in the third quarter of 2008 and nine million shares for the nine months ended September 30, 2008. The Company constantly evaluates its share repurchase program in relation to its cash balances, cash flows and market conditions. In connection with this review, given the turmoil in the capital markets and challenging housing market, the Company has not purchased any shares since July 2008 and is delaying further repurchases until market conditions stabilize. The Company anticipates including a statement in the liquidity section of Management’s Discussion and Analysis of the 2008 10-K as to the future prospects of continuing the share repurchase program.
Note Q., page 18
8.	With a view towards future disclosure, please provide us with the following information:
•	A discussion of how credit risk is incorporated into your valuations.

•	A discussion of the criteria you utilized in your determination of whether the market for your investments was active or inactive.

•	A discussion of how the lack of market liquidity impacted your valuations.

•	A discussion of the significant inputs used for your Level 3 investments and how sensitive these inputs are to the overall investment value.
Response: The Company incorporated credit risk into the valuations of its Level 2 and 3 securities by determining the likelihood of non-performance by the counter party to the applicable transactions. The analysis included the length of time relative to the contract, financial condition of the counter party and current market conditions. The auction rate securities were evaluated for credit risk in light of our senior ranking within the pool of investments comprising the auction rate securities.

The criteria for determining if the market was active or inactive were based on individual facts and circumstances. Securities that were available to be traded on readily accessible stock exchanges both domestic and foreign are considered to have active markets. Securities that have no public market or limited secondary markets or contained provisions that limited the ability to sell the security were considered to have inactive markets and were valued using Level 2 or 3 inputs.
The Company considered market liquidity in determining the valuation of its holdings. For securities with an inactive or illiquid market the Company estimated the timing of the expected cash flows and utilized an appropriate discount rate to determine the carrying value.
The Level 3 valuation for AsahiTec Corporation Preferred Stock had the following significant inputs:
a.	Present value of future dividends

b.	Present value of redemption value

c.	Fair value of the Conversion Rights

d.	Discount rate based on credit spreads for Japanese issued preferred securities
The valuation of the AsahiTec Corporation Preferred Stock is most sensitive to the discount rate utilized in the binomial calculation and a 100 basis point change impacts the value by approximately four percent.
The Level 3 valuation for auction rate securities had the following significant inputs:
a.	Expected maturity of auction rate securities

b.	Discount rate utilized to determine present value of expected cash flows

c.	Assumptions for credit defaults as the auction rate securities are backed by credit default swaps
The valuation of the auction rate securities is most sensitive to the discount rate and a 75 basis point change impacts the value by approximately $1 million.
The Company has $164 million (including $153 million of private equity funds) of financial investments measured at fair value on a non-recurring basis using Level 3 inputs and are considered to have an inactive and illiquid market. During the first nine months of 2008, the Company determined that the decline in estimated value of two private equity funds was other-than-temporary and accordingly recorded a $7 million impairment charge. See the response to comment 6 for factors considered.
The Company will consider expanding its disclosure in future filings relative to the items above.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
General
9.	We note that you experienced a decrease in sales and operations for the nine months September 30, 2008. We also note that business conditions remain difficult in your markets. While your current discussion of operations addresses many factors that have impacted your results, we believe that you should enhance this discussion in future filings to include more specific quantified information where practicable. This will allow a reader to more clearly understand how the current sales environment impacts your financial results and will also enable a reader to better understand how future trends may also impact your results. This additional quantified information could include, but not be limited to, the impact of selling prices, material costs and product mix. Please advise us of your intentions in this matter.
Response: In future filings, we will provide additional quantitative disclosure, as well as qualitative disclosure, when quantitative information is reasonably available and will provide material information for investors regarding the Company’s financial results. As appropriate, we will include additional quantitative information regarding the impact of factors, such as selling prices, material costs and product mix, affecting the Company’s consolidated results of operations.
Definitive Proxy Statement on Schedule 14A filed on April 7, 2008
Compensation Discussion and Analysis, page 12
Annual Review Process, page 15
10.	You disclose that in connection with the performance review of the executives reporting to the CEO and COO, the Committee reviews the written assessments prepared by them; however, your disclosure about Committee’s process in determining the compensation of the CEO and COO remains ambiguous. In the last sentence of the second paragraph, you disclose that the Committee considers “similar factors” when determining the compensation of the CEO and COO; however, it is unclear what the “similar factors” are. In future filings, please elaborate on how the Committee determines the compensation of the CEO and COO.
Response: In future filings the Company will elaborate on how the Compensation Committee determines the compensation of the CEO and COO.
Restricted Stock, page 19
11.	We note your response to comment 3 of our August 21, 2007 letter. It appears, however, that you did not expand your disclosure to clarify the use of ROIC as a corporate performance target in establishing the size of the restricted stock awards as you explained in the second paragraph of your answer. In future filings please disclose how the Committee evaluates the company’s performance in its efforts to improve the ROIC and how those efforts impact the Committee’s decision in determining the size of the restricted stock grants. Please provide us supplementally with an example of the disclosure you would provide in response to this comment. We may have additional comments upon review of this response.
Response: The Committee periodically reviews the design of the Company’s executive compensation programs and in the near-term the Committee may be reevaluating the performance metrics that are used in administering the programs, including the continued use and weighting of EPS and improvement in ROIC. If, however, improvement in ROIC continues to be used as a metric in substantially the same manner as it has been used, we would propose to revise our proxy statement description along the following lines in order to emphasize that ROIC is a judgmental factor considered by the Committee rather than a precise quantitative measure (new material italicized).

Restricted Stock
     Our annual restricted stock awards program, in which more than 2,000 of our key employees (including executive officers) participate, is performance-based. The program links the value of the initial stock grant opportunity to Company performance using the same schedule of earnings per share and award opportunity as a percentage of base salary as our cash incentive compensation plan, except that the Committee also considers progress made by the Company, in light of prevailing circumstances, toward long-term improvement in return on invested capital as a factor in determining the size of annual grants of restricted stock to executive officers. We believe that return on invested capital complements the earnings per share profitability measure because it reflects how efficiently we use our capital. However, the Committee recognizes that there is considerable redundancy in these measures, as operating earnings is a major component of both earnings per share and return on invested capital. Accordingly, improvement in return on invested capital is used by the Committee in the exercise of its judgment rather than being used as a precise quantitative measure. After the year-end, when the Committee determines the level of target attainment based on earnings per share, the Committee may exercise its negative discretion to reduce a portion of an award after it reviews the Company’s progress toward the Company’s long-term return on invested capital goal. For 2008, the Committee did not take action to reduce the size of the grants that were calculated based on earnings per share.
Change in Control and Termination, page 33
12.	We note your response to comment 13 of our August 21, 2007 letter. It appears that you have not fully addressed the requirements of Item 402(j) (3) of Regulation S-K related to the determination of appropriate benefit levels. In future filings please describe and explain how the appropriate benefit levels are determined under the various circumstances that trigger provision of benefits in the event of a change of control or termination of employment. Provide us supplementally with an example of the disclosure you would provide in response to this comment. We may have additional comments upon review of this response.
Response: The Company proposes that disclosure similar to the following explanation supplement its current disclosure captioned “Change in Control and Termination” (located at page 33 of the April 8, 2008 Proxy):
As noted above in Compensation Discussion and Analysis, it is the Company’s general policy not to enter into employment or severance contracts. On an individually-negotiated basis the Company from time-to-time enters into severance arrangements or arrangements for an executive’s services following termination of employment. Such arrangements may include continued vesting of restricted stock or options that would otherwise be forfeited.
Equity Plans
Absent an agreement for post-termination extended vesting, voluntary or involuntary termination of employment would result in forfeiture to the Company of all restricted stock awards effective upon termination as well as forfeiture to the Company of all unvested option awards; vested options remain exercisable for 30 days (in the case of voluntary termination) or 3 months (in the case of involuntary termination) following the date of termination but not in either case beyond the originally specified maximum period. Vested options at [December 31, 2007] are shown in the second column under Outstanding Equity Awards at Fiscal Year End. Notwithstanding, the Company may exercise its discretionary right to terminate unexercised options that vested within 2 years prior to termination and to recover the after-tax proceeds for exercises of options which vested within 2 years prior to termination.
In the case of disability or death, whether before or after normal retirement date, all restrictions on restricted shares would lapse. Disability or death would cause all unvested options to become exercisable; in the case of disability, for the maximum period of time allowed under the original award(s), and in the case of death, for up to a year but not beyond any originally specified maximum period. If death or disability had occurred at [December 31, 2007], the number of unvested restricted and option shares are shown respectively in the last and third columns under Outstanding Equity Awards at Fiscal Year-End.
Retirement at or after age 65 would also result in continued vesting of restricted shares (with vesting generally completed by age 71, or for restricted shares first awarded during or after the year in which the participant attains age 65, within 5 years) and continued vesting of options.
Retirement Plans
If retirement at or after age 65, or voluntary or involuntary termination of employment had occurred at [December 31, 2007], all of the named executive officers would be fully vested in the values shown in the last column of the Pension Plan Table together with all amounts in column C in the table entitled Non-qualified Deferred Compensation Plan Defined Contribution Portion of the Benefits Restoration Plan, and benefits would become payable pursuant to the plans (e.g., with benefits under defined benefit plans reduced for joint-life pension options and for payments commencing after age 55 and prior to age 65, and with no payments made prior to age 65 under the Supplemental Executive Retirement Plan — see Retirement above); provided, however, in the case of voluntary or involuntary termination of employment, the vesting percentages shown under Other Non-Qualified Deferred Compensation — Supplemental Executive Retirement Plan for Messrs. DeMarie [(32%)] and Sznewajs [(22%)] would be applied to reduce the amounts for the Supplemental Executive Retirement Plan otherwise shown in the Pension Plan Table. As noted above, other than in the case of a change in control, the values shown in the Pension Plan Table would be paid as monthly annuities and not as lump sums. In addition, upon retirement or voluntary or involuntary termination of employment, each named executive officer would be entitled to a distribution of his vested account in the Company’s tax-qualified profit sharing and 401(k) savings plans (each such officer is presently 100% vested in these accounts).
If death had terminated the employment of any of the named executive officers at [December 31, 2007], the surviving spouse would receive (i) the value of the benefits from defined benefit pension plans shown in the Pension Plan Table (actuarially adjusted for the joint-survivor coverage effective under these plans) other than the Supplemental Executive Retirement Plan plus distributions (if a named beneficiary) from the Company’s defined contribution plans (the defined contribution portion of the Benefits Restoration Plan and the Qualified Profit Sharing Plan) (collectively, the “offsets”) plus (ii) 45% of the value shown in the Pension Plan Table for the Supplemental Executive Retirement Plan reduced by the foregoing offsets. As noted above, other than in the case of a change in control, the values shown in the Pension Plan Table would be paid as monthly annuities and not as lump sums.

If disability terminated the employment of any of the named executive officers, as a salaried employee he would receive a disability benefit of 60% of the base salary amount shown in the second column of the Summary Compensation Table, with a maximum benefit of $120,000 per year. If disability had occurred at [December 31, 2007], each of the named executive officers would have received the disability benefit described in the fourth paragraph of Other Non-qualified Deferred Compensation — Supplemental Executive Retirement Plan, which after reduction by the foregoing $120,000 benefit, would have resulted in an annual disability benefit of $                    for Mr.                    , etc. Such payments would terminate upon the earlier to occur of death, recovery from disability or attainment of age 65, whereupon the retirement, termination or death provisions as described in the two preceding paragraphs would become effective.
In addition to the retirement benefits described above and in Retirement, there is provision for post-retirement medical benefits for the named executive officers as described under Other Non-qualified Deferred Compensation — Supplemental Executive Retirement Plan.

In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Masco Corporation, that:
Masco Corporation is responsible for the adequacy and accuracy of the disclosures in its filings; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Masco Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, please contact me at 313 792-6044. Please update your files to reflect the following fax number for future communications, 313 792-6798.

Sincerely,

/s/ John G. Sznewajs
John G. Sznewajs
Vice President, Treasurer and
Chief Financial Officer

Appendix 1
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